UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934


                                Ronco Corporation
                                (Name of Issuer)




                                  Common Stock
                           Par Value $.00001 Per Share
                         (Title of Class of Securities)

                                    776292104
                      (CUSIP Number of Class of Securities)

                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                               745 Seventh Avenue
                               New York, NY 10019
                                 (212) 526-0858

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                November 1, 2006
             (Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).


CUSIP No. 776292104


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lehman Brothers Holdings Inc.
          13-3216325

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 976,811

                                  8.     SHARED VOTING POWER
                                         0

                                  9.     SOLE DISPOSITIVE POWER
                                         976,811

                                  10.    SHARED DISPOSITIVE POWER
                                         0

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  976,811

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.4%(1)


      14.         TYPE OF REPORTING PERSON: HC

(1)Based on 2,591,605 shares of the Issuer's common stock outstanding as of October 31, 2006 as reported on Form 10-Q filed by the Issuer on November 13, 2006 and 976,811 shares of common stock issuable upon conversion of Series A Convertible Preferred shares.

 CUSIP No. 776292104


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lehman Brothers Inc.
          13-2518466

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 976,811

                                  8.     SHARED VOTING POWER
                                         0

                                  9.     SOLE DISPOSITIVE POWER
                                         976,811

                                  10.    SHARED DISPOSITIVE POWER
                                         0

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  976,811

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.4%(1)

      14.         TYPE OF REPORTING PERSON: CO

(1) Based on 2,591,605 shares of the Issuer's common stock outstanding as of October 31, 2006 as reported on Form 10-Q filed by the Issuer on November 13, 2006 and 976,811 shares of common stock issuable upon conversion of Series A Convertible Preferred shares.


CUSIP No. 776292104

       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LB I Group Inc.
          13-2741778

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 976,811

                                  8.     SHARED VOTING POWER
                                         0

                                  9.     SOLE DISPOSITIVE POWER
                                         976,811

                                  10.    SHARED DISPOSITIVE POWER
                                         0

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  976,811

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.4%(1)

      14.         TYPE OF REPORTING PERSON: CO

(1) Based on 2,591,605 shares of the Issuer's common stock outstanding as of October 31, 2006 as reported on Form 10-Q filed by the Issuer on November 13, 2006 and 976,811 shares of common stock issuable upon conversion of Series A Convertible Preferred shares.



                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 1 amends the Schedule 13D filed on February 15, 2006
(the "Original 13D") by Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), Lehman Brothers Inc., a Delaware Corporation ("LBI"), and
LB I Group Inc., a Delaware corporation ("LB I Group" and together the "Reporting Persons") with respect to the common stock, par value $0.00001 per share (the "Common Stock"), of Ronco Corp, a Delaware corporation
(the "Issuer"). Terms not defined herein have the respective meanings set forth in the Original 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended to add the following:


(a) See Items 7-13 of the cover page for each Reporting Persons.

    All holders of the Preferred Stock are entitled to receive dividends in the amount of $0.1885 per annum, per share (5% of the original issue price of $3.77) payable quarterly in arrears, in cash, or at the option of the Issuer, in additional shares of Preferred Stock. Such shares shall be valued at the then fair market value of the Preferred Stock as determined in good faith by the Issuer's Board of Directors. On November 1, 2006 the Reporting Persons received 181,055 additional shares of Preferred Stock as accrued dividends from June 30, 2005 through September 30, 2006. As of that date and the date hereof, the Reporting Persons beneficially own 976,811 shares of Common Stock which are issuable upon conversion of 976,811 shares of Preferred Stock that are immediately convertible.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

Dated: December 5, 2006

                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By:   /s/ Barrett S. DiPaolo

                                              Name: Barrett S. DiPaolo
                                              Title: Vice President


                                        LEHMAN BROTHERS INC.

                                        By:   /s/ Barrett S. DiPaolo

                                              Name: Barrett S. DiPaolo
                                              Title:  Senior Vice President


                                        LB I GROUP INC.

                                        By:   /s/ Barrett S. DiPaolo

                                              Name: Barrett S. DiPaolo
                                              Title: Authorized Signatory




                                   SCHEDULE A



Schedule A of the Original 13D is hereby amended to read in its entirety as follows:




                          LEHMAN BROTHERS HOLDINGS INC.



                               BOARD OF DIRECTORS



NAME/TITLE                                       BUSINESS ADDRESS


MICHAEL L. AINSLIE                               Lehman Brothers Holdings Inc.

Private Investor and former                      745 Seventh Avenue

President and Chief Executive                    New York, NY 10019

Officer of Sotheby's Holdings


JOHN F. AKERS                                    Lehman Brothers Holdings Inc.

Retired Chairman of International                745 Seventh Avenue

Business Machines Corporation                    New York, NY 10019


ROGER S. BERLIND                                 Lehman Brothers Holdings Inc.

Theatrical Producer                              745 Seventh Avenue

                                                 New York, NY 10019


THOMAS H. CRUIKSHANK                             Lehman Brothers Holdings Inc.

Retired Chairman and Chief Executive             745 Seventh Avenue

Officer of Halliburton Company                   New York, NY 10019

MARSHA JOHNSON EVANS                             Lehman Brothers Holdings Inc.
President and Chief Executive Officer
of American Red Cross                            745 Seventh Avenue

                                                 New York, NY 10019



RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer             745 Seventh Avenue

                                                 New York, NY 10019



SIR CHRISTOPHER GENT                            Lehman Brothers Holdings Inc.
Non-Executive Chairman of GlaxoSmithKline plc.  745 Seventh Avenue
                                                New York, NY 10019



ROLAND A. HERNANDEZ                             Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive            745 Seventh Avenue
Officer of Telemundo Group, Inc.                New York, NY 10019



HENRY KAUFMAN                                   Lehman Brothers Holdings Inc.

President of Henry Kaufman                      745 Seventh Avenue

& Company, Inc.                                 New York, NY 10019


JOHN D. MACOMBER                                Lehman Brothers Holdings Inc.

Principal of JDM Investment Group               745 Seventh Avenue

                                                New York, NY 10019



All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.





                         LEHMAN BROTHERS HOLDINGS INC.



                               EXECUTIVE OFFICERS



NAME/TITLE                                     BUSINESS ADDRESS


RICHARD S. FULD, JR.                           Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer           745 Seventh Avenue

                                               New York, NY 10019


SCOTT FREIDHEIM                                Lehman Brothers Holdings Inc.

Co-Chief Administrative Officer                745 Seventh Avenue

                                               New York, NY 10019



IAN LOWITT                                    Lehman Brothers Holdings Inc.

Co-Chief Administrative Officer               745 Seventh Avenue

                                              New York, NY 10019


JOSEPH M. GREGORY                             Lehman Brothers Holdings Inc.

President and Chief Operating Officer         745 Seventh Avenue

                                              New York, NY 10019


CHRISTOPHER O'MEARA                           Lehman Brothers Holdings Inc.

Chief Financial Officer and Controller        745 Seventh Avenue

                                              New York, NY 10019


THOMAS A. RUSSO                               Lehman Brothers Holdings Inc.
Chief Legal Officer
                                              745 Seventh Avenue

                                              New York, NY 10019


All above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.



                               BOARD OF DIRECTORS


NAME/TITLE                                     BUSINESS ADDRESS


HOWARD L. CLARK, JR.                           Lehman Brothers Holdings Inc.

Vice Chairman                                  745 Seventh Avenue

                                               New York, NY 10019

THOMAS A CRUIKSHANK                            Lehman Brothers Holdings Inc.

Retired Chairman and Chief                     745 Seventh Avenue

Executive Officer of Halliburton               New York, New york 10019

Company


FREDERICK FRANK                                Lehman Brothers Holdings Inc.

Vice Chairman                                  745 Seventh Avenue

                                               New York, NY 10019


RICHARD S. FULD, JR.                           Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer           745 Seventh Avenue

                                               New York, NY 10019

All above individuals are citizens of the United States.





                              LEHMAN BROTHERS INC.



                               EXECUTIVE OFFICERS


NAME/TITLE                                      BUSINESS ADDRESS

RICHARD S. FULD, JR.                            Lehman Brothers Holdings Inc.

Chairman and Chief Executive Officer            745 Seventh Avenue

                                                New York, NY 10019


SCOTT FREIDHEIM                                 Lehman Brothers Holdings Inc.

Co-Chief Administrative Officer                 745 Seventh Avenue

                                                New York, NY 10019


IAN LOWITT                                      Lehman Brothers Holdings Inc.

Co-Chief Administrative Officer                 745 Seventh Avenue

                                                New York, NY 10019


JOSEPH M. GREGORY                               Lehman Brothers Holdings Inc.

President and Chief Operating Officer           745 Seventh Avenue

                                                New York, NY 10019


CHRISTOPHER O'MEARA                             Lehman Brothers Holdings Inc.

Chief Financial Officer and Controller          745 Seventh Avenue

                                                New York, NY 10019

THOMAS A. RUSSO                                 Lehman Brothers Holdings Inc.
Chief Legal Officer
                                                745 Seventh Avenue

                                                New York, NY 10019

All above individuals are citizens of the United States.






                                 LB I GROUP INC.

                               BOARD OF DIRECTORS

 NAME                                                    BUSINESS ADDRESS

 EDWARD S. GRIEB                                         745 Seventh Avenue
                                                         New York, NY 10019


 CHRISTOPHER M. O MEARA                                  745 Seventh Avenue
                                                         New York, NY 10019






                               EXECUTIVE OFFICERS

 NAME/TITLE                                               BUSINESS ADDRESS

 GORAN V. PULJIC                                          745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 DEXTER E. SENFT                                          745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 MICHEAL I. BRILL                                         745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 THOMAS BANAHAN                                           745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 MICHAEL J. CANNON                                        745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 EDWARD B. MCGEOUGH                                       745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 BRIAN P. WADE                                            745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 JARETT WAIT                                              745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Jeffrey S. Wecker                                        745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Steven L. Berkenfeld                                     745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Thomas E. Bernard                                        745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 James R. Emmert                                          745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Edward S. Grieb                                          745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Robert G. Hedlund III                                    745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Ruth E. Horowitz                                         745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 William J. Hughes                                        745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Alex Kirk                                                745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Henry Klein                                              745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 William E. Lighten                                       745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Kurt A. Locher                                           745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Raymond C. Mikulich                                      745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Michael J. Odrich                                        745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Robert D. Redmond                                        745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 James P. Seery                                           745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Mark A. Walsh                                            745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Murat Erkurt                                             745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Anthony F. Felella                                       745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Gerard J. Fox                                            745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Kevin R. Genirs                                          745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Stewart A. Gollmer                                       745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Karen C. Manson                                          745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Brian G. Melton                                          745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Brian Paul                                               745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Jerry Truzzolino                                         745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Eric W. Hess                                             745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Himayani Puri                                            745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Eric C. Salzman                                          745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Cynthia C. Zamora                                        745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019



Above individuals are citizens of the United States.